

Lauren Ruffin · 3rd

Co-Founder @ Crux | Co-CEO @ Fractured Atlas | People motivator | Witty dinner partner

Albuquerque, New Mexico, United States · Contact info

500+ connections

Yerba Buena Center for the Arts

Howard University School of Law

Experience

Chief Marketing Officer (interim)
Yerba Buena Center for the Arts · Full-time
Sep 2021 – Present · 4 mos
San Francisco Bay Area

Co-Founder
Crux
Jul 2017 – Present · 4 yrs 6 mos
Albuquerque, New Mexico Area

Fractured Atlas
5 yrs 3 mos

Co-CEO
Full-time
Aug 2020 – Aug 2021 · 1 yr 1 mo
Remote

Chief External Relations Officer
Jun 2016 – Aug 2020 · 4 yrs 3 mos
Greater New York City Area

Board Member
Black Girls CODE
Sep 2018 – Feb 2020 · 1 yr 6 mos
Nationwide

Director of Development
Martha's Table
Sep 2015 – Jun 2016 · 10 mos
Washington, DC

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Education

Howard University School of Law
Juris Doctorate, 2007
2004 – 2007

Independent Study: Legality of Post-Katrina Public School System in New Orleans
Extracurricular Activity: OUTLaw, Vice President and Treasurer

Mount Holyoke College
Bachelor of Arts, Political Science
1999 – 2003

University of Adelaide
2001 – 2001

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